1585 Broadway New York, NY 10036

October 11, 2006

Re:	SAIC, Inc.

Common Stock

Registration Statement on Form S-1 No. 333-128021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

In connection with the proposed offering of the above-captioned securities, we, as representatives of the several underwriters, hereby join with the request of SAIC Inc. (“the Company”) that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on October 12, 2006, at 12:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

(i)	Date of preliminary prospectus: October 2, 2006

(ii)	Dates of Distribution: October 2, 2006, through the date hereof

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 12

(iv)	Number of prospectuses so distributed: approximately 33,350

(v)	Number of prospectuses distributed to others, including the Company, the Company’s counsel and independent accountants, and underwriters’ counsel: approximately 2,450

(vi)	We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, MORGAN STANLEY & CO. INCORPORATED

Acting severally on behalf of themselves and the several Underwriters

By:	/s/ John Tyree
	Name:	John Tyree
	Title:	Executive Director